

Mail Stop 3561

June 9, 2016

<u>Via E-mail</u>
Chun-Han Lin
Chief Executive Officer
Asia Training Institute US, Inc.
8152 Villaverde Drive
Whittier, California 90605

> **Re:** **Asia Training Institute US, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 26, 2016**
> **File No. 333-210847**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2016 letter.

Management's Discussion and Analysis, page 14

1. We note your response to comment 2. Please describe the costs related to your plan of operation and how you plan to fund your operations. See Item 303(a)(1) of Regulation S-K.

Selling Shareholders, page 18

2. We note your response to comment 4. However, it appears that you are a shell company because you have no assets, no revenues, and no or nominal operations. See the definition of shell company in Rule 405 of Regulation C. It is unclear why you believe that the execution of a licensing agreement with a related party controlled by your Chief

Executive Officer means that you have more than nominal operations. You also state that your "ability to continue as a going concern is dependent upon [your] ability to commence a commercially viable operation." In addition, your selling shareholders are selling over 100% of the shares held by non-affiliates. Given that you are a shell company and that your affiliates acquired the resale shares in November 2015 and January 2016, it appears that the shares being offered by affiliates may be an indirect primary offering. Please disclose that the selling shareholders are underwriters or advise. For guidance, see Compliance and Disclosure Interpretation (Securities Act Rules) Section 612.09.

Certain Relationships and Related Transactions, page 26

3. We note your response to comment 6. Please disclose why you believe that you have no promoters, including founders and organizers of the company, as defined in Rule 405 of Regulation C. We note that the company was formed on November 10, 2015.

Recent Sales of Unregistered Securities, page 28

4. We note your response to comment 8. Please provide the information required by Item 701(d) of Regulation S-K, by indicating the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Exhibit 5.1 – Legal Opinion

5. We note your response to comment 9; however, you have filed the same legal opinion dated April 19, 2016. Please revise as previously requested.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Benjamin L. Bunker, Esq.
        The Bunker Law Group, PLLC